UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2025

AtomBeam Technologies Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-2545888
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1036 Country Club Dr, Suite 200

Moraga, CA 94556

(Full mailing address of principal executive offices)

(415) 404-9888

(Issuer’s telephone number, including area code)

In this semi-annual report, the term “AtomBeam” or “the company” refers to AtomBeam Technologies Inc.

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2025 (“Interim 2025") and the six-month period ended June 30, 2024 (“Interim 2024") should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this semi-annual report, and in conjunction with our audited consolidated financial statements in our annual report on Form 1-K filed on September 5, 2025. The consolidated financial statements included in this semi-annual report are those of AtomBeam Technologies Inc. and represent our entire operation. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2025 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make interim financial statements not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2025.

Overview

AtomBeam Technologies Inc. is a California-based software company with a sophisticated technology that has the potential to change the way machine/IoT data is transmitted and stored. The Company focused on engineering its software to be simple to install and use, including automating tasks otherwise performed manually. Other engineering work included the development of key features demanded by prospects and by the U.S. Department of Defense.

The Company currently receives revenue from its two current contracts one with the U.S. Air Force for the development of Neurcom, and a contract with the Space Development Agency, a unit of the U.S. Space Force, for the development of Neurpac. Both contracts contain provisions in which the Company expects to receive a total of approximately $1.2 million over a period not to exceed 21 months. Each of the contracts contains provisions that provide for payments of $50,000 to $250,000 based on the achievement of milestones.

The operating expenses for the Company consist of (i) cost of sales,  (ii) sales and marketing (iii) general and administrative, research and development and depreciation and amortization. General and administrative costs include the costs related to complete filings of patents to protect its intellectual property. Cost of sales consists primarily of labor costs, subcontractor fees, and other direct expenses incurred to fulfill government contracts.

The Company emphasizes its commitment to patenting its ideas, which as of October 19, 2025 total 128 issued, 22 allowed and 203 pending patents, because it believes an extensive portfolio of patents forms a valuable moat against competitors and makes the Company more attractive to a potential acquirer. The Company intends to continue devoting a significant part of its resources to continue building its patent position.

Operating Results

The following tables and discussion should be read in conjunction with the information contained in our historical consolidated financial statements and the notes thereto included elsewhere in this filing.

Our summary of operating results for the Interim 2025 and Interim 2024 are as follows:

Results of Operations

Interim 2025 Compared with Interim 2024

For Interim 2025 the Company generated $125,604 in net revenues compared to $570,987 for Interim 2024. The decrease in revenues was due to delays in obtaining approvals for extensions to U.S. Department of Defense contracts. The Company subsequently received a $776,000 contract extension from the Space Development Agency in September 2025.

Total operating expenses for Interim 2025 was $6,444,434 compared with $2,957,381 for Interim 2024. The increase in expenses was due to:

•	An approximately $60,000 decrease in cost of sales primarily related to the decrease in revenue indicated above.

•	An approximately $194,000 increase in selling and marketing expenses is primarily due to additional headcount and compensation for the Company’s employees and contractors in its sales and marketing functions..

•	An approximately $3,390,000 increase in general and administrative expenses is primarily due to a significant increase in headcount and compensation for the Company’s employees and contractors in corporate functions.

•	An approximately $51,000 decrease in research and development due to reclassification of certain costs associated with patent development.

•	An approximately $13,000 increase in depreciation and amortization.

For the Interim 2025, the Company had interest income of $63,993 compared to an interest expense in Interim 2024 of $49,839. The increase was related to the increase in investable cash resulting from fundraising activities.

As a result of the foregoing, the Company generated a net loss of $6,254,837, in Interim 2025 compared with a restated net loss of $2,442,184 in Interim 2024.

Liquidity and Capital Resources

As of June 30, 2025, the Company’s cash on hand was $5,302,608, generated primarily from financing activities including the issuance of shares to investors in the Company’s Regulation A and Regulation D offerings. The Company requires the continued infusion of new capital to continue business operations. The Company has recorded losses since inception. As of June 30, 2025, the Company had an accumulated deficit of $22,703,342.

The Company’s current capital resources come from fundraising activities, specifically, as of June 30, 2025, the Company has completed the following capital raising activity:

In 2024, AtomBeam raised net proceeds of approximately $14.3 million under its Regulation A offering on the StartEngine plaform. Previously, AtomBeam raised approximately $8.2 million cumulatively under Regulation Crowdfunding on the StartEngine platform in three capital raises, including one that closed on December 28, 2023. AtomBeam has raised an additional $3.5 million in private placements of convertible notes, $1.7 million of which were converted  in 2024 and $1.8 million of which were converted in 2023, $0.5 million in straight long-term debt and $0.4 million in equity under the registration exclusion of Section 4(a)(2) of the Securities Act of 1933. In 2024, AtomBeam raised approximately $1.8 million in its Regulation D offering. During Interim 2025, AtomBeam raised $4.2 million in its Regulation A offeringand $0.6 million in its Regulation D offering. As of June 30, 2025 there are no outstanding convertible notes.

These capital resources have made cash available to the Company for research and development and general operating purposes.

The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent. Specifically,

As of June 30, 2025, the Company has 18,183,020 shares of its single class of common stock issued and outstanding. Additionally, and also as of June 30, 2025, the Company’s shares of common stock reserved for future issuance on an as-converted basis as of June 30, 2025 is 21,816,980.

Indebtedness

Notes and Long Term Debt

The Company entered into multiple non-convertible promissory notes during 2020 and 2022 with an investor of the Company with a total principal of $450,000. The amount outstanding at both June 30, 2025 and December 31, 2024 was $450,000. The promissory notes accrue simple interest at a rate of 5.0% per annum, which is due upon the maturity date of each promissory note. All outstanding principal and accrued interest for the promissory notes was originally due in 2025. On April 3, 2025, the Company and the investor agreed to extend the maturity date of the promissory notes from December 31, 2025 to January 1, 2027. The stated interest rate and all other terms of the notes remained unchanged. The promissory notes are classified as noncurrent liabilities as of June 30, 2025. Accrued interest related to these promissory notes totaled approximately $94,281 and $83,000 as of June 30, 2025 and December 31, 2024, respectively, and is presented as accrued interest payable in the balance sheets.

The Company also holds an SBA Disaster Loan with the US Small Business Administration. The original SBA Disaster Loan was authorized in June 2020 for $8,400 and was subsequently amended in September 2021 to increase the total loan amount to $36,400. As of June 30, 2025 and December 31, 2024, the outstanding principal balances were $34,666 and $35,118, respectively. The SBA Loan accrues interest at a rate of 3.75% per annum, and with a maturity date of June 5, 2050.

Going Concern

AtomBeam is not yet profitable, which means that we rely upon funds from investors (along with any profits we make from our business) to pay for our operations. This is common for most startups, and the reason startups like AtomBeam raise money. Over time we aim to grow our revenue and manage our spending to become profitable, but until that happens our ability to stay in business is reliant upon our ability to raise money from investors.

As described in the notes our financial statements, the accompanying financial statements have been prepared on a “going concern” basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has incurred net losses since inception, including a loss of $6,254,837 for the six months ended June 30, 2025, and used $7,094,016 of cash in operating activities during that period, approximately $1,182,336 per month. Although the Company held $5,302,608 of cash and cash equivalents at June 30, 2025, it expects to continue to incur operating losses while it commercializes its technology. These factors raise substantial doubt about the Company’s ability to continue as a going concern for the twelve-month period following the date of issuance of these financial statements. If the Company is unable to raise additional capital or further reduce expenditures, it may be required to curtail or cease operations and could seek protection under applicable bankruptcy laws.

The purpose of this “Going Concern” statements is to alert investors to the fact that the Company does not have enough cash on hand to fund operations for the next 12 months. As such, the Company’s ability to stay in business (i.e., remain a “going concern”) relies on our ability to raise more money from investors.

Trend Information

AtomBeam is a participant in a highly competitive industry, AI-driven software technology. The Company’s data reduction products, Neurpac and Neurcom, are differentiated from standard, open source compression products, but users must be convinced that Neurpac and Neurcom will offer them sufficient incremental benefits for them to adopt our technologies. Moreover, to be effective, the Company’s technologies must be deeply embedded in the hardware and software of end user devices and networks, which make the Company’s sales efforts more challenging compared to products that can be simply downloaded and installed as applications, such as cellular phone “apps”. For example, the Company released the SaaS Beta version of its Neurpac product in Q2 2024, and the production version of Neurpac was released in Q1 2025, but we are still working to gain commercial customers. The Company relies upon the widely accepted view that, as greater amounts of data are generated, greater network capacity will commensurately be required, and the current array of options available to users of compression algorithms will be insufficient to satisfy the requirements of a significant number of these users. Such users, the Company believes, will be sufficiently interested in the potential value of the Company’s technologies to address their needs in ways that compression cannot. The Company also believes that early commercial adopters will be onboarded and opportunities for expansion may follow.

Economic uncertainty and shifting trade policies continue to affect the tech industry, including software companies. Tariffs, supply chain disruptions, and global market tensions can drive up costs and complicate international operations. At the same time, changes in labor and immigration policies may limit access to skilled talent. These challenges, along with fluctuating customer demand and investment trends, can make it harder to plan for sustained growth.

To date, most of our revenue has come through government contracts. The Company, however has been actively marketing our products to prospective commercial customers. While the Company continues to work toward product adoption through direct sales and strategic partnerships, it also remains open to broader opportunities — including potential strategic transactions, investments, or an acquisition of the Company — that it believes could accelerate growth and assist with broader adoption of our products.

Item 2. None.

Item 3. Financial Statements

ATOMBEAM TECHNOLOGIES INC.

(a Delaware corporation)

Financial Statements

For the six-month periods ended June 30, 2025 and 2024

ATOMBEAM TECHNOLOGIES INC.

CONDENSED BALANCE SHEETS

As of June 30, 2025 and December 31, 2024

Unaudited

	June 30, 2025	December 31, 2024
Assets
Current Assets:
Cash and cash equivalents	$5,302,608	$8,500,580
Accounts receivable, net	4,616	100,000
Prepaid expenses and other current assets	45,678	32,755
Total Current Assets	5,352,902	8,633,335

Property and equipment, net	62,289	25,628
Intangible assets, net	2,967,360	2,018,882
Total Assets	$8,382,551	$10,677,845

Liabilities and Shareholders' Equity (Deficit)
Current Liabilities:
Accounts payable	$20,198	$169,061
Other current liabilities	92,871	898,754
Total Current Liabilities	113,069	1,067,815

Notes payable	450,000	450,000
Convertible notes payable, net of issuance costs	-	-
Accrued interest payable	94,281	83,123
Derivative liability	-	-
Government-backed loans payable	34,666	35,118
Total Liabilities	692,016	1,636,056

Shareholders' Equity (Deficit):
Common stock, par value $0.00001, 40,000,000 shares authorized, 18,183,020 and 17,476,981 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	182	175
Additional paid-in capital	30,676,918	27,024,028
Subscriptions receivable	(283,223)	(1,533,909)
Accumulated deficit	(22,703,342)	(16,448,505)
Total Shareholders' Equity	7,690,535	9,041,789

Total Liabilities and Shareholders' Equity	$8,382,551	$10,677,845

See Notes to the Condensed Financial Statements (Unaudited)

ATOMBEAM TECHNOLOGIES INC.

CONDENSED STATEMENTS OF

OPERATIONS

For the six months ended June 30, 2025 and 2024

Unaudited

	Six Months Ended June 30,
	2025	2024
Revenues	$125,604	$570,987

Operating Expenses:
Cost of sales	67,316	126,829
Selling and marketing	635,001	440,928
General and administrative	5,212,374	1,822,161
Research and development	507,795	558,844
Depreciation and amortization	21,948	8,619
Total Operating Expenses	6,444,434	2,957,381

Loss from Operations	(6,318,830)	(2,386,394)

Other Expenses:
Interest income (expense)	63,993	(49,839)
Change in derivative fair value	-	(5,951)
Total Other Expenses	63,993	(55,790)

Loss Before Tax Provision	$(6,254,837)	$(2,442,184)

Tax provision	-	-

Net Loss	$(6,254,837)	$(2,442,184)

See Notes to the Condensed Financial Statements (Unaudited)

ATOMBEAM TECHNOLOGIES INC.

CONDENSED STATEMENTS OF

SHAREHOLDERS’ EQUITY (DEFICIT)

For the Years ended December 31, 2024 and 2023

Unaudited

	Common Stock
	Shares	Amount	APIC	Subscriptions Receivable	Retained Deficit	Total Owners' Equity
Balance as of December 31, 2023	12,069,854	$121	$8,611,909	$-	$(8,625,408)	$(13,378)

Net Loss					(2,442,185)	(2,442,185)
Issuance of Common Stock from Fundraise		-		-		-
Issuance Costs from Common Stock Issuance			(121,400)			(121,400)
Conversion of Convertible Notes						-

Balance as of June 30, 2024	12,069,854	$121	$8,490,509	$-	$(11,067,593)	$(2,576,963)

Net Loss					(5,380,912)	(5,380,912)
Issuance of Common Stock from Fundraise	2,436,224	24	15,858,719	(1,533,909)		14,324,834
Issuance Costs from Common Stock Issuance						-
Conversion of Convertible Notes	2,970,903	30	2,674,800			2,553,430

Balance as of December 31, 2024	17,476,981	$175	$27,024,028	$(1,533,909)	$(16,448,505)	$9,041,789

Net Loss					(6,254,837)	(6,254,837)
Issuance of Common Stock from Fundraise, net	706,039	7	3,652,890			3,652,897
Collection of Subscription Receivable				1,250,686		1,250,686
Conversion of Convertible Notes		-	-			-

Balance as of June 30, 2025	18,183,020	$182	$30,676,918	$(283,223)	$(22,703,342)	$7,690,535

See Notes to the Condensed Financial Statements (Unaudited)

ATOMBEAM TECHNOLOGIES INC.

CONDENSED STATEMENTS OF CASH FLOWS

For six months ended June 30, 2025 and 2024

Unaudited

	Six Months Ended June 30,
	2025	2024
Operating Activities
Net loss	$(6,254,837)	$(2,442,184)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization expense	21,948	8,619
Changes in derivative fair value	-	5,952
Changes in operating assets and liabilities:	-	-
(Increase) decrase in accounts recievable	95,384	-
Increase (decrease) in prepaid expenses and other current assets	(12,923)	-
Increase (decrease) in accounts payable	(148,863)	-
Increase (decrease) in other current liabilities	(805,883)	42,814
Increase (decrease) in interest payable	11,158	48,937
Net cash used in operating activities	(7,094,016)	(2,335,862)

Investing Activities
Purchases of fixed assets	(40,408)	(5,397)
Acquisition of intangible assets	(966,678)	(468,875)
Net cash used in investing activities	(1,007,086)	(474,272)

Financing Activities
Net proceeds from issuance of common stock	3,652,896	(121,400)
Repayment of notes payable	(452)	(10,745)
Proceeds (repayment) of subscriptions reievable	1,250,686	-
Proceeds from convertible note issuance	-	1,620,937
Net cash provided by financing activities	4,903,130	1,488,792

Net change in cash and cash equivalents	(3,197,972)	(1,321,342)

Cash and cash equivalents at beginning of period	8,500,580	2,488,091
Cash and cash equivalents at end of period	$5,302,608	$1,166,749

Noncash investing and financing activities
Conversion of convertible notes	$-	$-
Recievable for common stock issuances	$-	$-

Supplemental cash flow information:
Cash paid for taxes	$-	$-
Cash paid for interest	$646	$902

See Notes to the Condensed Financial Statements (Unaudited)

ATOMBEAM TECHNOLOGIES INC.

NOTES TO CONDENSED FINANCIAL

STATEMENTS (Unaudited)

NOTE 1 – NATURE OF OPERATIONS

ATOMBEAM TECHNOLOGIES INC. (the “Company”) was organized in Delaware on August 17, 2017. The Company develops advanced software technology using machine learning to reduce the size of individual internet of things (IoT) data files.

In 2024, the Company initiated a Regulation A offering and completed a Regulation CF offering to support operations. The Company has incurred net losses since inception, including a loss of $6,254,837 for the six months ended June 30, 2025, and used $7,094,016 of cash in operating activities during that period, approximately $1,182,336 per month. Although the Company held $5,302,608 of cash and cash equivalents at June 30, 2025, it expects to continue to incur operating losses while it commercializes its technology. These factors raise substantial doubt about the Company’s ability to continue as a going concern for the twelve-month period following the date of issuance of these financial statements. If the Company is unable to raise additional capital or further reduce expenditures, it may be required to curtail or cease operations and could seek protection under applicable bankruptcy laws.

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are unaudited condensed interim financial statements prepared in accordance with U.S. GAAP for interim reporting. In the opinion of management, all normal, recurring adjustments considered necessary for a fair presentation have been included. These interim financial statements should be read together with the audited financial statements for the year ended December 31, 2024. The Company’s significant accounting policies are unchanged from those disclosed in the 2024 annual financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of equity instruments, stock-based compensation, and deferred income tax assets.

Risks and Uncertainties

There have been no material changes to the Company’s risk factors since December 31, 2024.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

Revenue is recognized in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. Revenue is recognized when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in determining the appropriate amount of revenue to be recognized under each agreement: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenue primarily through milestone-based contracts with government agencies. Each milestone represents a distinct performance obligation. Revenue is recognized at a point in time, upon formal government acceptance of the specific deliverable tied to the milestone. The transaction price consists of fixed contractual amounts for each milestone, with payment for each milestone due upon the formal government acceptance of the specific deliverable tied to each milestone.

Cost of sales consists primarily of labor costs, subcontractor fees, and other direct expenses incurred to fulfill government contracts. These costs are recognized in the same period as the related revenue, consistent with the Company’s policy to match contract costs with associated performance obligations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company’s cash and cash equivalents consist of funds held in the Company’s checking account.

Accounts Receivable

Consideration for the Company’s contracts with its government agency customers is paid at or near the date of formal government acceptance of each milestone. The Company held accounts receivable of $4,616 and $100,000 as of June 30, 2025 and December 31, 2024, respectively. Effective January 1, 2024, the Company adopted ASC 326, Financial Instruments-Credit Losses (“CECL”). Management estimates expected lifetime credit losses on accounts receivable using historical loss experience, the credit quality of its government customers, and forward-looking information such as federal budget appropriations. Based on this evaluation, the allowance for credit losses was $0 at both June 30, 2025 and 2024, and no receivables were written off during either period.

Advertising

The Company expenses advertising costs as they are incurred. Advertising costs, included in selling and marketing expenses, were $635,001 and $440,928 for the six months ended June 30, 2025 and 2024, respectively.

Convertible Instruments and Embedded Derivatives

The Company adopted ASU 2020-06 on January 1, 2024. All previously outstanding convertible notes were converted or otherwise settled in 2024, and the related embedded derivative liability was derecognized. At both June 30, 2025 and December 31, 2024, no derivative liabilities were outstanding.

Property and Equipment, Net

Property and equipment are recorded at cost less accumulated depreciation and amortization. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying amount exceeds the asset’s estimated fair value, an impairment charge is recorded. No impairment losses were recognized on the Company’s long-lived assets for the six months ended June 30, 2025 and 2024.

Intangible Assets, Net

Intangible assets primarily consist of capitalized legal and filing costs related to patents. Upon approval of a patent, these assets are amortized on a straight-line basis over their estimated useful lives, which are 20 years. Management evaluates intangible assets for impairment whenever indicators of impairment exist. Legal fees related to patents are capitalized in accordance with the Company’s policy.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

•	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts of cash and cash equivalents, prepaid expenses, accounts payable and other current liabilities approximate fair value due to the short maturities. No recurring fair value measurements were recognized during the interim period. The derivative liability balance was $0 at both June 30, 2025 and December 31, 2024.

Income Taxes

The Company maintains a full valuation allowance against its net deferred tax assets. For the six months ended June 30, 2025, the Company recorded no income tax provision due to operating losses and the valuation allowance. The Company applies ASC 740 to uncertain tax positions and had no material uncertain tax positions as of June 30, 2025.

Stock-Based Compensation

The Company estimates the fair value of its stock options granted to both employees and nonemployees using the Black-Scholes option-pricing model. The grant-date fair value of stock options is recognized as compensation expense on a straight-line basis over the requisite service period, which is typically four years.

The Company estimates the fair value of its restricted stock units (“RSUs”) granted as the fair value of the Company’s underlying common stock at the grant date. All of the Company’s RSUs vest upon the satisfaction of both a service-based vesting condition and a performance-based vesting condition. The fair value of RSUs with service-based and performance-based vesting conditions is recognized as compensation expense using the accelerated attribution method at the date of their related performance conditions is probable of occurring.

The fair value of common stock has been determined based upon a variety of factors, including the Company’s financial position and historical financial performance, and the observable price at which investors purchase shares of the Company’s common stock.

The interest rate used in the valuation was based on the US Treasury bond rate at the date of grant with a maturity approximately equal to expected term. The Company has estimated the expected term of its stock options using the “simplified” method, whereby, the expected term equals the arithmetic average of the vesting term and the original contractual term of the option due to its lack of sufficient historical data.

Expected volatility for the Company’s common stock was based on an average of the historical volatility of a peer group of similar public companies. The assumed dividend yield is based on the Company’s expectation of not paying dividends in the foreseeable future.

The Company records forfeitures when they occur for all share-based payment awards.

NOTE 3 – PROPERTY AND EQUIPMENT, NET AND INTANGIBLE ASSETS, NET

Property and equipment are stated at cost and depreciated on a straight-line basis over their estimated useful lives. Intangible assets primarily consist of capitalized legal and filing costs related to patents; approved patents are amortized on a straight-line basis over their estimated useful lives, while pending patents are not amortized. These policies are unchanged from year-end.

As of June 30, 2025, property and equipment, net was $62,289. As of December 31, 2024, property and equipment, net was $25,628. As of June 30, 2025, intangible assets, net were $2,967,360. As of December 31, 2024, intangible assets, net were $2,018,882.

Total depreciation expense was $3,747 and $1,889 for the six months ended June 30, 2025 and 2024, respectively. Total amortization expense was $18,200 and $6,729 for the six months ended June 30, 2025 and 2024, respectively, and is included as a component of general and administrative expenses in the statements of operations.

NOTE 4 – DEBT

Convertible Notes Payable

The Company’s historical convertible notes were converted during 2024. As a result, no convertible notes were outstanding and the related derivative liability was derecognized. No new convertible notes were issued during the six months ended June 30, 2025.

Promissory Notes

The Company entered into multiple non-convertible promissory notes during 2020 and 2022 with an investor of the Company with a total principal of $450,000. The investor is also a related party. The amount outstanding at both June 30, 2025 and December 31, 2024 was $450,000. The promissory notes accrue simple interest at a rate of 5.0% per annum, which is due upon the maturity date of each promissory note. All outstanding principal and accrued interest for the promissory notes was originally due in 2025. On April 3, 2025, the Company and the investor agreed to extend the maturity date of the promissory notes from December 31, 2025 to January 1, 2027. The stated interest rate and all other terms of the notes remained unchanged. The promissory notes are classified as noncurrent liabilities as of June 30, 2025.

Accrued interest related to these promissory notes totaled approximately $94,281 and $83,000 as of June 30, 2025 and December 31, 2024, respectively, and is presented as accrued interest payable in the balance sheets.

SBA Loan

The Company also holds an SBA Disaster Loan with the US Small Business Administration. As of June 30, 2025 and December 31, 2024, the outstanding principal balances were $34,666 and $35,118, respectively. The SBA Loan accrues interest at a rate of 3.75% per annum, and with a maturity date of June 5, 2050.

NOTE 5 – COMMON STOCK

The Company is authorized to issue up to 40,000,000 shares of common stock, with a par value of $0.00001 per share. The Company has a single class of common stock, and each share is entitled to one vote. As of June 30, 2025 and December 31, 2024, the Company had 18,183,020 and 17,476,981 shares, respectively, of common stock issued and outstanding.

During January 2025, the Company completed equity financings within the six-month period ended June 30, 2025 for a Regulation A financing for $4,221,590 of gross proceeds and 596,885 shares issued, and a Regulation D private placement for $595,926 of gross proceeds and 109,154 shares issued. Offering costs related to these transactions were recorded as a reduction of additional paid-in capital.

NOTE 6 – STOCK-BASED COMPENSATION

The Company maintains two stock incentive plans: the 2019 Stock Incentive Plan and the 2021 Stock Incentive Plan, which provide for the issuance of incentive stock options (ISOs), nonqualified stock options (NSOs), restricted stock awards (RSAs), and restricted stock units (RSUs) to employees, directors, and consultants of the Company.

During the six months ended June 30, 2025, the Company granted a total of 2,538,685 RSUs, consisting of 38,685 units under the 2019 Plan and 2,500,000 units under the 2021 Plan. All restricted stock units require both a service-based condition and a performance-based condition. As the performance condition was not considered probable as of June 30, 2025, no stock-based compensation expense was recognized for the six months ended June 30, 2025 or June 30, 2024.

Unrecognized compensation cost related to RSUs totaled approximately $29,572,707 at June 30, 2025 and $9,482,419 at December 31, 2024, respectively. No compensation expense was recognized for stock options or warrants during the six months ended June 30, 2025.

NOTE 7 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, prepaid expenses and other current assets, accounts payable, and other current liabilities approximate fair value due to their short maturities.

The Company had no financial instruments measured at fair value on a recurring basis as of June 30, 2025 or December 31, 2024. In prior periods, the Company recorded a compound derivative liability related to convertible notes; this liability was derecognized in 2024 upon conversion, and no derivative liability was outstanding at either date.

There were no transfers between levels of the fair-value hierarchy and no non-recurring fair value measurements during the six months ended June 30, 2025.

NOTE 8 – INCOME TAXES

The Company accounts for income taxes under ASC 740. The Company incurred losses for the six months ended June 30, 2025 and 2024. Accordingly, no current income tax provision was recorded for either period.

Deferred Tax Assets and Liabilities

As disclosed in the annual financial statements, the Company had approximately $12.1 million of federal and state net operating loss carryforwards at December 31, 2024; there has been no change in management’s conclusion regarding the valuation allowance during the six months ended June 30, 2025.

As of June 30, 2025, unrecognized tax benefits were approximately $65,700, primarily related to research and development credits. There were no material changes during the six months ended June 30, 2025, and the Company does not expect significant changes in the next 12 months.

The Company files U.S. federal and state income tax returns. Returns remain open to examination for at least three years from the filing date. The Company had no other material uncertain tax positions as of June 30, 2025.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

No material changes to commitments or contingencies occurred during the six months ended June 30, 2025 compared to those disclosed at December 31, 2024.

NOTE 10 – RELATED PARTY TRANSACTIONS

The Company has or will provide compensation to the shareholder-employees per the Company’s employment policies.

During 2020 and 2022, the Company issued non-convertible promissory notes to a related-party investor and common shareholder. The outstanding principal was $450,000 as of June 30, 2025 and December 31, 2024, respectively, and accrued interest totaled approximately $94,281 and $83,000 as of those dates. The notes bear simple interest at 5% per annum and are due in 2027.

Additionally, three shareholders and/or directors were both common shareholders as well as holders of convertible notes. All related-party convertible notes with an aggregate principal of $258,500 were converted to common stock during 2024, and no additional notes were issued during the six months ended June 30, 2025. These notes relate to original founders and investors of the Company, with Note conversion terms consistent with those of other investors. No risk of compensation expense is believed to exist.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates although some (but not all) of the convertible notes held by related parties were acquired in a public offering pari passu with other convertible note holders.

NOTE 11 – SUBSEQUENT EVENTS

Management has evaluated subsequent events from June 30, 2025, the date of these financial statements, through October 16, 2025, which represents the date the financial statements were available for issuance. The Company concluded that no events have occurred that would require recognition or disclosure in the financial statements, except as described below.

Regulation CF Offering

On September 30, 2025, the Company launched a Regulation CF equity offering with a maximum raise of $5,000,000 through StartEngine. The offering is was ongoing as of the date these financial statements were available for issuance .

Item 4.

INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit No.	Title of Document	Form	File No.	Exhibit	Filing Date / Date of Qualification (as applicable)	Filed Herewith
2.1	Certificate of Incorporation, as amended*	1-A	024-12417	2.1	July 19, 2024
2.2	Certificate of Amendment to Certificate of Incorporation					X
2.3	Bylaws*	1-A	024-12417	2.3	July 19, 2024
6.1	DoD Agreement I#*	1-A	024-12417	6.1	July 19, 2024
6.2	DoD Agreement II#*	1-A	024-12417	6.2	July 19, 2024
6.3	2021 Employee Stock Option Plan*	1-A	024-12417	6.3	July 19, 2024
6.4	Employment Agreement Charles Yeomans*	1-A	024-12417	6.4	July 19, 2024
6.5	MOU with Imarsat (currently Viasat)*	1-A	024-12417	6.5	July 19, 2024
6.6	Form of Notice of Restricted Stock Unit Award*	1-A	024-12417	6.6	July 19, 2024
6.7	Form of Convertible Note Agreement*	1-A	024-12417	6.7	July 19, 2024
6.8	Form of Promissory Note Agreeement*	1-K	24R-00963	6.8	September 5, 2025
9.1	Letter from IndigoSpire CPA Group, LLC*	1-K	24R-00963	9.1	September 5, 2025

* Previously filed.

# Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Moraga, State of California, on October 28, 2025.

AtomBeam Technologies Inc.

By	/s/ Charles Yeomans
Charles Yeomans, Co-Founder, Chairman and Chief Executive Officer of AtomBeam Technologies Inc.
Date: October 28, 2025

This report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Charles Yeomans
Charles Yeomans
Chief Executive Officer,
Date: October 28, 2025

/s/ Rajiv Bhagat
Rajiv Bhagat
Chief Financial Officer and Chief Accounting Officer
Date: October 28, 2025